EXHIBIT 99.1

Caledonia Mining Corporation Plc: Leigh Wilson Retires as Director and Non-Executive Chairman

ST HELIER, Jersey, May 05, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN, AIM and VFEX: CMCL) ("Caledonia" or the "Company") announces that yesterday Leigh Wilson retired from his role as Director and Non-Executive Chairman of the Company. His successor as Chairman will be announced after the upcoming annual general meeting to be held on May 9, 2023, with John Kelly, Non-Executive Director, acting as interim Chairman in the intervening period.

 Commenting on Leigh Wilson’s retirement, Mark Learmonth Chief Executive Officer, said:

"On behalf of Caledonia's board of directors, I thank Leigh for his contribution to Caledonia. Leigh became Chairman in May 2013, after a successful career in international business and financial services having served in senior executive and management positions with Union Bank of Switzerland in London, and with Paribas Group in Paris and New York, where he served as CEO of Paribas North America.

"Caledonia was a very different company when Leigh became Chairman and, over this time, he has made many contributions to its success. Under his leadership, Caledonia has increased production from approximately 45,000 ounces in 2013 to just over 80,000 ounces in 2022. A key component of this growth was the completion of the Central Shaft project which has established a solid foundation for its growth.

"Over the last 18 months, Caledonia has acquired an attractive portfolio of high-quality exploration and development assets in Zimbabwe. We now have a clear pathway to build on the success at Blanket Mine with the objective of creating a multi-asset, mid-tier, Zimbabwe-focused gold producer over the course of the next 5 to 7 years.

"Achievements such as this require strong leadership: management and the Board are extremely grateful to Leigh, where his strength, skills and experience proved invaluable over this period.

"Caledonia has also improved its relevance to international capital markets, with Caledonia shares now traded on the NYSE American, AIM in London and the Victoria Falls Stock Exchange in Zimbabwe. Caledonia's share price has been one of the top performers in its peer group: since January 2013, Caledonia's market capitalisation has increased from $56 million to $278 million; over the same period, we have paid almost $30 million in dividends to Caledonia shareholders and total shareholder return over the period has been 670 per cent. An outstanding performance by any criteria.

"On behalf of the Board of Directors, the management team and our shareholders, I thank Leigh and wish him all the best in the future.”

Commenting on his retirement, Leigh Wilson said:

"It has been a privilege to serve Caledonia and its shareholders as a Director and Non-Executive Chairman over the last ten years. During this period, the business has been transformed from a junior gold miner with one producing asset to a company that has now laid the foundation to realise its vision of becoming a multi-asset, mid-tier, Zimbabwe-focused gold producer.

“The Directors, Executive Management of both Caledonia and Blanket Mine, and staff have worked hard to build and expand the business. It has been an honour to help guide them on this journey. As a shareholder, I will remain closely interested in Caledonia’s future and I have no doubt that the excellent team at Caledonia, Blanket and now Bilboes will continue to deliver on this strategy.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.